Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2005	2006	2007 (1)	2008 (1)	2009 (1)

Net Income	$193	$207	$287	$343	$230
Equity in earnings of unconsolidated affiliates, net of distributions	(6)	(5)	(13)	(51)	(3)
Income taxes	116	116	173	228	146
Capitalized interest	(1)	(6)	(12)	(5)	(2)
	302	312	435	515	371

Fixed charges, as defined:

Interest expense	176	167	187	206	213
Capitalized interest	1	6	12	5	2
Interest component of rentals charged to operating expense	11	17	14	13	12
Total fixed charges	188	190	213	224	227

Earnings, as defined	$490	$502	$648	$739	$598

Ratio of earnings to fixed charges	2.61	2.64	3.04	3.30	2.63
________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008 and 2009 is interest income of $2 million, $1 million and $-0-, respectively, which is included in income tax expense.